Exhibit 99.1

Ballard Closes Landmark Joint Venture Deal For Local Production of Fuel Cell Stacks in China

•	Expected to generate $170M minimum revenue over 5-years

VANCOUVER and FOSHAN, China, Oct. 25, 2016 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) today announced the closing of its joint venture transaction with Guangdong Nation Synergy Hydrogen Power Technology Co. Ltd. ("Synergy") for the establishment of an FCvelocity®-9SSL fuel cell stack production operation in the City of Yunfu, in China's Guangdong Province. As of closing, Ballard received initial payments totaling $10.9 million.

The transaction has an estimated minimum value to Ballard of $170 million over 5-years and includes these key elements:

•	Ballard is expected to receive $20 million in Technology Solutions revenue for technology transfer services, test equipment, production equipment specification and procurement services, training and commissioning support in relation to the establishment of a production line in Yunfu for the manufacture and assembly of FCvelocity®-9SSL fuel cell stacks, with most of this revenue expected to be recognized in 2017;
•	A joint venture – named Guangdong Synergy Ballard Hydrogen Power Co., Ltd. ("JVCo") –has been registered to undertake the FCvelocity®-9SSL fuel cell stack manufacturing operations, with JVCo owned 90% by Synergy and 10% by Ballard; and
•	On commissioning of the stack production line, expected in late 2017, Ballard will be the exclusive supplier of membrane electrode assemblies (MEAs) for each fuel cell stack manufactured by JVCo, with minimum annual MEA volume commitments on a "take or pay" basis totaling in excess of $150 million over the initial 5-year term, from 2017 to 2021.

Randy MacEwen, Ballard's President and CEO said, "Our localization strategy in China is risk adjusted, capital light and IP-protected. We expect this landmark stack assembly transaction to deliver a number of high-value benefits to Ballard, including attractive near term and long-term deal economics and cash flows, positive market reception, scaling of MEA production with guaranteed volumes, and capital efficiency. And, Ballard is not exposed to any compromise of our core intellectual property since we will maintain MEA production at our headquarters in Canada."

After commissioning of the operation, JVCo will have an exclusive right to manufacture and sell FCvelocity®-9SSL stacks in China. Exclusivity will be subject to certain performance criteria of the joint venture, including compliance with: a code of ethics; Ballard's quality policies and branding practices; payment terms; and certain intellectual property covenants, as well as achievement of the minimum annual "take or pay" MEA volumes. Ballard will have the exclusive right to purchase FCvelocity®-9SSL fuel cell stacks and sub-components from the joint venture for sale outside China.

Ballard will contribute approximately $1.0 million for its 10% interest in JVCo. Under the terms of the agreement, Ballard has the right to appoint one of the three JVCo board directors and Ballard's CEO was appointed to the board of JVCo effective as of closing. Ballard has veto rights over certain key JVCo decisions and has no further obligation to provide future funding to JVCo.

The fuel cell stacks manufactured by JVCo are expected to be used primarily in locally-assembled fuel cell engines to provide propulsion power for zero-emission buses and commercial vehicles in China.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning expected revenues and other benefits of the transactions, market interest in our products, anticipated market demand for fuel cell products and available government subsidies. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 17:00e 25-OCT-16